EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 27, 2015	September 28, 2014
	(In thousands)
Earnings:
Income before income taxes	$896,663	$829,367
Add: Total fixed charges (see below)	35,876	48,010
Less: Interest capitalized	3,144	1,264
Total earnings	$929,395	$876,113

Fixed charges:
Interest(a)	$30,014	$46,671
Portion of noncancelable lease expense representative of interest factor(b)	5,862	1,339
Total fixed charges	$35,876	$48,010

Ratio of earnings to fixed charges	25.91	18.25

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.